

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

RECD S.E.C.
FEB 17 2005
1088



05045399

DIVISION OF
CORPORATION FINANCE

February 10, 2005

Scott M. Nemeroff, Esq.
Nixon Peabody LLP
401 9th Street, N.W., Suite 900
Washington, D.C. 20004-8080

Act Exchange Act of 1934
Section Regulation M
Rule 102
Public Availability February 10, 2005

Re: Boston Capital Real Estate Investment Trust, Inc.
File No. TP 04-31

Dear Mr. Nemeroff:

In your letter dated February 10, 2005, as supplemented by conversations with the staff, you request that the Commission grant an exemption from Rule 102 of Regulation M and the Division of Corporation Finance refrain from recommending to the Commission that enforcement action be taken pursuant to Rule 13e-4 under the Exchange Act. These requests have been made in order to permit Boston Capital Real Estate Investment Trust, Inc. to repurchase shares of its common stock under the Company's respective Repurchase Plan while the Company is engaged in a distribution of shares of common stock. We have attached a copy of your letter to this response to avoid reciting the facts. Unless otherwise noted, capitalized terms in this letter have the same meaning as in your letter.

Response:

As a consequence of the continuous offerings of the Company's shares of common stock, the Company will be engaged in a distribution of shares of its common stock pursuant to Rule 102 of Regulation M. As a result, bids for or purchases of shares of its common stock or any reference security by the Company or any affiliated purchaser of the Company are prohibited during the restricted period specified in Rule 102, unless specifically excepted by or exempted from Rule 102. Furthermore, in connection with the Company's periodic redemptions of shares of its common stock pursuant to its respective Repurchase Plan, the Company may be engaged in an issuer tender offer for purposes of Rule 13e-4 under the Exchange Act.

On the basis of your representations and the facts presented, but without necessarily concurring in your analysis, the Commission hereby grants an exemption from Rule 102 of Regulation M to permit the Company to repurchase shares of its common stock under its respective Repurchase Plan while the Company is engaged in a distribution of shares of common stock. In granting this exemption, we considered the following facts, among others:

- shareholders of the Company must have held the shares of common stock in the Company for at least one year to participate in the respective Repurchase Plan;

- there is no trading market for the Company's common stock;

PROCESSED
MAR 02 2005 E
THOMSON FINANCIAL

- the Company will repurchase shares of its common stock at a price lower than, and fixed in relation to, the public offering price of its common stock;

- at no time during the calendar year will the number of shares repurchased by the Company under its Repurchase Plan exceed 3% of the weighted average number of shares outstanding during the prior calendar year; and

- the terms of the Repurchase Plan will be fully disclosed in the Company's prospectus.

This exemption is subject to the condition that the Company shall terminate its Repurchase Plan during the distribution of its common stock if a secondary market for its common stock develops.

In addition, based upon your opinion that the Repurchase Plan does not constitute an issuer tender offer subject to Rule 13e-4, as well as the facts and representations made in correspondence and conversations with the staff, the Division of Corporation Finance, without necessarily concurring with the analysis or conclusions set forth in your letter, will not recommend that the Commission take enforcement action under Rule 13e-4 with respect to repurchases made under the Repurchase Plan. In issuing this no-action position, the Division of Corporation Finance considered the following facts, among others:

- that in any calendar year, the number of shares repurchased by the Company under its Repurchase Plan will not exceed 3% of the weighted average number of shares of outstanding common stock of the Company as of the beginning of such 12-month period;

- the repurchase price when the Company is engaged in an offering will not exceed the purchase price the investor actually paid for the shares;

- the repurchase price when the Company is not engaged in an offering will be based on periodic updates on the value of the Company's properties as determined by review of and in reliance on the Company's audited financial statements;

- shareholders who have held shares for one year and comply with certain procedures may tender shares for repurchase at any time during a quarterly period;

- shareholders can withdraw tendered shares at any time prior to their repurchase;

- the Company will purchase validly tendered shares on a pro rata basis at the end of each quarter in the event the amount of available proceeds is insufficient to satisfy all of the current repurchase requests;

- the Company will provide thirty days advance notice prior to amending or suspending the Repurchase Plan;

- the terms of the Repurchase Plan will be fully disclosed in the Company's prospectus; and

- there is no trading market in the Company's common stock.

The foregoing exemption from Rule 102 and no-action position taken under Rule 13e-4 are based solely on your representations and the facts presented to the staff, and are strictly limited to the application of Rule 102 and Rule 13e-4 to the Repurchase Plan as described above. The Repurchase Plan should be discontinued, pending presentation of the facts for our consideration, in the event that any material change occurs with respect to any of those facts or representations. In addition, your attention is directed to the anti-fraud and anti-manipulation provisions of the federal securities laws, particularly Section 10(b) of the Exchange Act, and Rule 10b-5 thereunder. Responsibility for compliance with these and any other applicable provisions of the federal securities laws must rest with the Company. The Division of Market Regulation and Division of Corporation Finance express no view with respect to any other question that the Repurchase Plan may raise, including, but not limited to, the adequacy of the disclosure concerning, and the applicability of other federal or state laws to, the Repurchase Plan.

For the Division of Corporation Finance,



Brian V. Breheny
Chief
Office of Mergers & Acquisitions
Division of Corporation Finance

For the Commission, by the Division of Market Regulation, pursuant to delegated authority,



James A. Brigagliano
Assistant Director
Office of Trading Practices & Processing
Division of Market Regulation

Attachment

NIXON PEABODY LLP
ATTORNEYS AT LAW

Suite 900
401 9th Street, N.W.
Washington, D.C. 20004-2128
(202) 585-8000
Fax: (202) 585-8080
Direct Dial: (202) 585-8715
E-Mail: snemeroff@nixonpeabody.com

February 10, 2005

Mr. James Brigagliano
Assistant Director
Office of Management and Control
Division of Market Regulation
U.S. Securities and Exchange Commission
Stop 10-01
450 Fifth Street, N.W.
Washington, D.C. 20549

Mr. Brian V. Breheny, Chief
Nicholas P. Panos, Esq., Special Counsel
Office of Mergers & Acquisitions
U.S. Securities and Exchange Commission
Stop 03-03
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: Boston Capital Real Estate Investment Trust, Inc./Revised Request for Exemption under Rule 102(e) of Regulation M; Request to Refrain from recommending any Enforcement Action under Rule 13e-4

Dear Messrs. Brigagliano, Panos and Breheny:

We are counsel to Boston Capital Real Estate Investment Trust, Inc. (the "Company"). The Company is a Maryland corporation which intends to qualify, for federal income tax purposes, as a real estate investment trust. On behalf of the Company, we request that the Division of Market Regulation, pursuant to the authority delegated to it by the Securities and Exchange Commission (the "Commission"), grant the Company an exemption from the prohibitions of Rule 102(a) of Regulation M promulgated under, among other provisions, the Securities Exchange Act of 1934, as amended (the "Exchange Act"), with respect to repurchases by the Company of shares of its common stock under its proposed stock repurchase plan in accordance with the terms detailed below, under the authority provided in Rule 102(e) of Regulation M. We also request that the Division of Corporation Finance not object to the Company's opinion that repurchases under its proposed stock repurchase plan do not constitute an issuer tender offer within the meaning of Rule 13e-4 promulgated under the Exchange Act, or, in the alternative, that the Division of Corporation Finance, under the authority provided in Rule 13e-4(h)(9), exempt such repurchases, either unconditionally or on specified terms and conditions, as not constituting a fraudulent, deceptive or manipulative act or practice comprehended within the purpose of Rule 13e-4.

THE COMPANY

The Company was incorporated in Maryland in May 2003, and was formed primarily to acquire market rate multifamily apartment communities leased by generally creditworthy tenants. The Company intends to acquire properties throughout the United States. As of December 31, 2004, the Company has interests in ten properties.

The Company issued 20,000 shares of its common stock to Boston Capital Companion Limited Partnership, an affiliate of the Company's advisor, in connection with the Company's initial capitalization of $ 200,000. The Company filed a registration statement under the Securities Act of 1933, as amended (the "Securities Act") with the Commission (Registration No. 333-108426) with respect to 100,000,000 shares of its common stock, and is offering those shares in an initial public offering, at an offer price of $10.00 per share (collectively, the "Offering"). Shares registered in the Offering are available for issuance through the Company's distribution reinvestment plan described below. The Company's registration statement has not yet been declared effective by the Commission.

Shares of the Company's common stock are not listed on any securities exchange or the Nasdaq Stock Market, nor are such shares the subject of bona fide quotes on any inter-dealer quotation system or electronic communications network. Further, the Company anticipates that such listing or quotation of shares of its common stock will not occur unless and until such time as the Company determines that its market capitalization is sufficient to make such action worthwhile to the Company and its shareholders. The Company will file all reports required by Section 13(a) or 15(d) of the Exchange Act. The Company is not currently subject to the reporting requirements of the Exchange Act; however, as soon as the Company's registration statement is declared effective the Company will be required to do so under the Exchange Act.

Currently there exists no regular secondary trading market for the Company's common stock, and it is anticipated that no such market will exist in respect of the Company's common stock during or after the Company's offering, unless and until the Company determines to list the common stock. To provide shareholders with some liquidity in respect of their common stock, the Company intends to adopt the repurchase plan described below. A distribution reinvestment plan also has been adopted for use by the Company to facilitate the reinvestment of distributions by the Company's shareholders. The terms of the Company's reinvestment plan are described in the Company's preliminary prospectus, a copy of which is provided with this letter for your convenience and will be included in the final prospectus which each investor shall receive.

REINVESTMENT AND REPURCHASE PLANS

Reinvestment Plan

The Company has adopted a distribution reinvestment plan (the "Reinvestment Plan") pursuant to which participating shareholders (other than the advisor of the Company and its affiliates) may elect to have cash distributions attributable to shares of common stock owned by them reinvested in additional shares of the Company's common stock. The Company anticipates that, generally, cash distributions will be paid to shareholders on a quarterly basis.

The aggregate amount of cash distributions in respect of shares of common stock of the Company owned by the shareholders participating in the Reinvestment Plan, will be invested in additional shares of common stock of the Company by a reinvestment agent that is a registered broker-dealer. During the Offering period, all of the shares purchased will be registered as part of the Offering. All distributions will be reinvested on behalf of participating shareholders in shares of common stock within 30 days after the distributions have been paid. Any distributions not so invested will be returned by the reinvestment agent to the participating shareholders. In any period during which the Company is engaged in a public offering, the reinvestment agent will purchase the additional shares of common stock from the Company at the lesser of (i) the public offering price (which is expected to continue to be $ 10.00 per share) (less commissions and fees of $0.70 per share paid to brokers); or (ii) the purchase price per share the investor actually paid for the shares until the common stock of the Company is listed, the per share price of the common stock of the Company will be determined by periodic fair market value updates on the properties in the Company's portfolio. Upon listing, if listing ever were to occur, the price of shares of common stock to be acquired by any participant in the Reinvestment Plan will be the then current market price on the national securities exchange or the over-the-counter market on which the common stock is listed or traded on the purchase date.

Shares purchased under the Reinvestment Plan are allocated among the Company's participating shareholders by the reinvestment agent based on the portion of the aggregate distributions received by the reinvestment agent on behalf of each participating shareholder. Any uninvested distributions are to be returned by the reinvestment agent to participants. Currently, under the Reinvestment Plan, participants may not make voluntary contributions to purchase shares of common stock in excess of the number of shares that can be purchased with their respective cash distributions; however, the board of directors of the Company has reserved the right to amend the terms of the Reinvestment Plan in the future to permit such voluntary contributions.

Proceeds received through the Reinvestment Plan will be used on behalf of the Company to repurchase shares of its common stock as described below. The Company will be responsible for paying any administrative charges incurred in connection with its reinvestment plan.

Repurchase Plan

Because there is currently no public secondary market for the common stock of the Company, and it is anticipated that there will be no secondary market for the common stock of the Company for the foreseeable future during or after the Company's Offering, unless and until the common stock is listed, and in order to provide liquidity in respect of the investments in the common stock, the Company intends to adopt a share repurchase plan (the "Repurchase Plan"). Pursuant to the terms of the Repurchase Plan, a shareholder who has held shares of common stock of the Company for more than one year (other than the advisor of the Company) may, with appropriate notice to the reinvestment agent, present all or any portion of such shareholder's common stock to the Company for repurchase. The Repurchase Plan would permit the Company to repurchase shares while engaged in a registered public offering or otherwise. Such repurchases will be effected through a reinvestment agent that will be a registered broker-dealer. The Company may, at its option, repurchase the shares of common stock presented for cash to the extent it has sufficient available proceeds from the Reinvestment Plan to do so. The Company would only be permitted to use proceeds from the Reinvestment Plan to repurchase shares of its common stock. The full amount of the proceeds from the Reinvestment Plan attributable to any quarter may be used by the reinvestment agent on behalf of the Company to repurchase shares of the Company's common stock presented during that quarter. Further, at no time during any calendar year would the number of shares repurchased by the Company under the Repurchase Plan exceed 3% of the weighted average number of shares outstanding during the prior calendar year. Shareholders may present the Company with shares for repurchase at any time after the shareholder has held the shares for over one year by providing the Company a written request stating the name of the entity owning the shares, the date the shares were purchased and the number of shares to be repurchased. Generally, within one week of submitting the written request, the Company will send an assignment form for execution by the shareholder. We have also provided participants with withdrawal rights at any time prior to the repurchase.

The Company will repurchase its common stock at the end of the calendar quarter in which such shares are presented, provided that the requisite repurchase documents from shareholders are received by the reinvestment agent and we have received confirmation pursuant to a Uniform Commercial Code search that that no liens are held against the shares (at the cost of $100 to the shareholder, which will be deducted from the proceeds of the repurchase). All recordkeeping and other administrative functions required to be performed in connection with the Repurchase Plan will be performed by the reinvestment agent.

In the event the proceeds from the Reinvestment Plan exceeds the amount needed to repurchase the shares of common stock for which repurchase requests have been submitted, the Company would be permitted to carry such excess amount over to the next succeeding calendar quarter for use in addition to the amount of proceeds from the Reinvestment Plan otherwise available for repurchases during that calendar quarter.

In the event the amount of the proceeds from the Reinvestment Plan is insufficient to repurchase all of the shares of common stock for which repurchase requests have been submitted, the Company plans to repurchase the shares on a pro rata basis at the end of each quarter. A shareholder whose entire request is not honored, due to insufficient available funds in that quarter, can ask that the request to repurchase the shares be honored at such time, if any, as there are sufficient available funds. In such case, the repurchase request will be retained on behalf of the Company and such shares will be repurchased, again on a pro rata basis, at the end of the next quarter. Alternatively, a shareholder whose shares are not repurchased may withdraw his or her repurchase request. Shareholders will not relinquish to the Company their shares of common stock until such time as the Company commits to repurchasing such shares. The Company can make no guarantee that there will be sufficient funds to repurchase the shares of its common stock for which a repurchase request is received.

The price at which the Company repurchases its shares of common stock is determined by the Company. During periods when the Company is not engaged in an offering, the per share price of the common stock for the Company, for purposes of repurchase, will be based on periodic updates on the value of the Company's properties in the portfolio, as the board of directors determines following review of and in reliance on the Company's audited financial statements. Accordingly, the repurchase prices paid to shareholders for shares of common stock repurchased by the Company during periods when it is not engaged in an offering may vary over time. The board of directors of the Company will announce any price adjustment and the time period of its effectiveness as a part of its regular communications with shareholders.

The Repurchase Plan would provide that the repurchase price for shares of the Company's common stock repurchased during an offering would be the lesser of: $9.15 per share or the purchase price the investor actually paid for the shares. During the Offering, the repurchase price will be equal to or below the price of the shares offered in the Offering.

Shares repurchased by the Company will be cancelled and will be held as treasury stock. The Repurchase Plan will terminate and the Company will not accept shares for repurchase in the event the shares of common stock of the Company are listed on any securities exchange, the subject of bona fide quotes on any inter-dealer quotation system or electronic communications network, or are the subject of bona fide quotes in the pink sheets. Additionally, the board of directors of the Company may, in its discretion, amend or suspend the Repurchase Plan if it determines that to do so is in the best interest of the Company. If the board of directors amends or suspends the Repurchase Plan, the Company will provide shareholders with 30 days advance notice. The advisor of the Company and its affiliates are not and will not be permitted to participate in the Repurchase Plan.

DISCUSSION

Regulation M

Rule 102(a) of Regulation M, which is intended to preclude manipulative conduct by those with an interest in the outcome of a distribution, prohibits issuers and those affiliated with issuers, among others, from bidding for, purchasing or attempting to induce another to bid for or purchase, a security that is the subject of a distribution, while such distribution is underway. Rule 102(e) of Regulation M authorizes the Commission to exempt from the provisions of Rule 102 any transaction or series of transactions, either unconditionally or subject to specified terms and conditions.

The Company believes and respectfully requests that the Division of Market Regulation, pursuant to the authority delegated to it by the Commission, should grant to the Company an exemption under Rule 102(e) to permit it to effect repurchases under the Repurchase Plan, as proposed, inasmuch as such repurchases will not be actively solicited by the Company and will not be made with the purpose of trading in, and should not have the effect of manipulating or raising the price of the Company's stock. The Repurchase Plan was created solely to provide shareholders of the Company with a vehicle through which, after having held shares and been at risk for at least one year, they can liquidate all or a portion of their investment in the Company's common stock, in light of the fact that there is no public secondary trading market for the shares. The Company does not anticipate that a secondary trading market will develop. Further, although shareholders of the Company are apprised of the availability of the repurchase feature at the time they purchase their shares, by means of a description in the Company's prospectus, thereafter the Company does not actively solicit participation by its shareholders in the Repurchase Plan. Shareholders desiring to present all or a portion of their shares for repurchase will do so of their own volition and not at the behest, invitation or encouragement of the Company. The role of the Company in effectuating repurchases under the Repurchase Plan will be ministerial and will merely facilitate the shareholders' exit from their investment with the Company.

Allowing the Company to effect repurchases under the Repurchase Plan during the Offering should not increase the potential for manipulation of the Company's stock price because the repurchase price under the Repurchase Plan will be fixed in accordance with a schedule. Because the repurchase price will be less than, and fixed in relation to, the offering price of the Company's common stock, the risk that the market will be conditioned or stimulated by such repurchases should be virtually nonexistent. In no event will the number of shares repurchased by the Company under the Repurchase Plan in any calendar year exceed 3% of the weighted average number of shares outstanding during the prior calendar year. The Repurchase Plan requires the Company (and the reinvestment agent) to accept repurchase requests on a pro rata basis at the end of each quarter. The Repurchase Plan will terminate once a secondary trading market is established. Except as described above, the terms and conditions applicable to repurchases during an offering will be identical to those that would apply when an offering is not in effect.

For the foregoing reasons, we respectfully request that the Division of Market Regulation, pursuant to the authority delegated to it by the Commission, grant the Company an exemption from the prohibitions of Rule 102(a) of Regulation M for repurchases under the Repurchase Plan, as proposed, during the course of an offering, as described herein, under the authority provided in Rule 102(e). The Company believes that the relief it requests in this letter is consistent with the relief granted by the Division of Market Regulation in CNL Income Properties, Inc. (letter dated March 10, 2004), Inland Western Retail Real Estate, Inc. (letter dated August 25, 2003), T REIT Inc. (Letter dated June 4, 2001), CNL American Properties Fund, Inc (Letter dated August 13, 1998), under Regulation M and Excel Realty Trust Inc. (Letter dated May 21, 1992) under former Rule 10b-6. In particular, we note that (i) shareholders of the Company must hold shares of common stock for at least one year to participate in the Repurchase Plan, (ii) the Company will terminate its Repurchase Plan in the event a secondary market for its common stock develops, (iii) the shares of common stock will be repurchased at a price related to, and at a fixed discount from, the public offering price of the common stock at the time of repurchase and (iv) the number of shares to be repurchased under the Repurchase Plan will not exceed, at any time during a calendar year, 3% of the weighted average number of shares outstanding of the Company.

The Company also believes that the requested relief is consistent with relief granted in Panther Partners, L.P. (Letter dated March 3, 1994) and Dean Witter Cornerstone Funds II III and IV (Letter dated June 3, 1992) with respect to certain limited partnerships under former Rule 10b-6 where (i) no secondary market existed or was expected to develop for the limited partnership interests, (ii) the motivation for repurchasing limited partnership interests was to create liquidity for limited partners, (iii) the limited partnership interests were repurchased at prices that were based on the valuation of the partnerships' net assets and (iv) the repurchase programs were to be terminated in the event a secondary market developed. The Company believes the Repurchase Plan as proposed is consistent with those plans described in the aforementioned cases and, similarly, have a very low risk of the type of manipulation that Regulation M and former Rule 10b-6 were promulgated to address.

Rule 13e-4

Pursuant to Rule 13e-4 under the Exchange Act, an issuer with equity securities registered under Section 12 of the Exchange Act or that is required to file periodic reports with the Commission pursuant to Section 15(d) is required, in connection with any tender offer for its own equity securities, to make certain disclosures with respect to such offers. The provisions of Rule 13e-4 are intended to prevent fraudulent, deceptive or manipulative acts in connection with issuer tender offers. The Company believes that repurchases under the Repurchase Plan do not constitute issuer tender offers within the meaning of Rule 13e-4. As the court in *SEC v. Carter Hawley Hale Stores, Inc., 760 F.2nd 945, 950 (9th Cir. 1985),* asserted, the term "tender offer" implies (i) active and widespread solicitation of public shareholders for the shares of an issuer; (ii) that the solicitation is made for a substantial percentage of the issuer's stock; (iii) that the offer to purchase is made at a premium over the prevailing market price; (iv) that the terms of the offer are firm, rather than negotiable; (v) that the offer is contingent on the tender of a fixed number of shares; (vi) that the offer is open only for a limited period of time; (vii) that the offeree is subjected to pressure to sell; and (viii) a public announcement of an acquisition program prior to the accumulation of stock by a purchaser. Because virtually none of these factors apply to the Company in respect of repurchases under the Repurchase Plan, the Company believes that such repurchases are not tender offers. The Company believes that, despite the fact that the Repurchase Plan will be described in its prospectus, the Company is not engaging in and will not engage in an active and widespread solicitation for its shares. Rather, information regarding the Repurchase Plan is provided solely for the benefit of the Company's investors in order to provide them with information about the limited liquidity of their investment. Additionally, under the Repurchase Plan, the Company would repurchase during any calendar year only up to a maximum of 3% of the weighted average number of outstanding shares during the prior calendar year. Further, no premium is to be paid by the Company for the shares repurchased (indeed, the shares are to be repurchased at a discount from the then-current offering price) and the Repurchase Plan is not contingent on the tender of a fixed number of shares. Finally, repurchases under the Repurchase Plan may be made for an indefinite period of time for the same price. In addition, participants will not be irrevocably bound to their investment decision at any time prior to the repurchase because they will be provided with withdrawal rights. Investors therefore, will not be subject to time pressures when deciding whether or not to participate in the Repurchase Plan. Consequently, the Company believes that repurchases made in accordance with the Repurchase Plan would not be "issuer tender offers" subject to the disclosure requirements of Rule 13e-4.

In the event the Commission does not concur with the Company's position that such repurchases are not issuer tender offers, the Company respectfully requests relieffrom the disclosure requirements of Rule 13e-4, pursuant to authority provided under Rule 13e-4(h)(9). The Commission has granted such relief in instances where repurchases made under repurchase programs were made for cash on a periodic basis at fixed prices which are based on the net asset values of the issuer's underlying assets (Behringer Harvarc Reit et al., Letter dated October 26, 2004. Hines Real Estate I. T. , Inc., Letter dated June 18, 2004, CN Income Properties, Inc. Letter dated <arch 11, 2004, Inland Western Retail Real Estate, Inc., Letter date August 25, 2003, T REIT Inc., Letter dated June 4, 2001, Puerto Rico Investors Flexible Allocation Func Letter dated June 19, 1999; Popular Balanced ERA Trust Fund, Letter dated April 29, 1999; CN American Properties Fund, Inc., Letter dated August 13, 1998; Puerto Rico Income & Growth Fund, Inc Letter dated March 27, 1998; First Puerto Rico Growth and Income Fund, Inc., Letter dated November 5 1997; Merrill Lynch Puerto Rico Tax Exempt Fund, Inc., Letter dated August 7, 1995). Such exemption have been granted where 5% or less of the outstanding shares of the issuer were likely to have bee involved in the transactions for which exemptions were requested (CNL American Properties Fund, Inc Letter dated August 13, 1998; Brock Exploration Company, Letter dated June 30, 1980). Becaus repurchases under the Repurchase Plan (i) would be priced based on the offering price, (ii) would be mad on a quarterly basis and (iii) would only involve a very small percentage of the Company's outstandin shares, the Company believes the Repurchase Plan as proposed would not bring about the abuses Rule 13e 4 was intended to prevent and should not be subject to Rule 13e-4.

Repurchases by closed-end investment companies that could be defined as issuer tender offers and ar otherwise not exempt under Rule 23c-3are generally required to comply with the disclosure requirement set forth in Rule 13e-4. Securities of closed-end investment companies are not redeembable and usuall trade in the secondary market at a substantial discount from the net asset value of the shares. Although Rul 13e-4 exemption requests have been granted in connection with repurchases by closed-end investmen companies (Merrill Lynch Puerto Rico Tax Exempt Fund, Inc., Id.), such issuers generally have bee required to meet the requirements set forth in Rule 23c-3 under the Investment Company Act of 1940. Th provisions of Rule 23c-3 are intended to allow certain closed-end investment companies to offer investors limited ability to resell their shares in a manner that traditionally was available only to investors in open end investment companies. Inasmuch as (i) no trading market exists for the Company's securities, (ii securities of the Company do not sell at a substantial discount from net asset value of such securities, an (iii) the Company expects to offer its securities over a period of years in a continuous public offering, th Company believes it is not similar to closed-end companies for purposes of Rule 13e-4.

If you have any questions regarding this request, or if you need any additional information, please d not hesitate to contact me at (202) 714-0140.

Respectfully submitted,



Scott M. Nemeroff